Mail Stop 3561

July
14, 2005

John A. Fahlberg, President
New Age Translation, Inc.
12926 Morehead
Chapel Hill, N.C.  27517

RE:  New Age Translation, Inc. ("the company")
        Registration Statement on Form SB-2
        Filed June 7, 2005
        File No. 333-125575

Dear Mr. Fahlberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your disclosure indicates that you are a development stage company that intends to provide English to Chinese and Chinese to English translation services. However, your disclosure shows that your operations have been primarily limited to building a building a business plan, with no operating history, no revenues, no contracts or agreements with clients, your sole officer and director has no prior experience in translation services, your sole officer and director will devote limited time to the operations this is a selling shareholder offering and the company will not receive any proceeds, company has no financing arrangements or commitments, and a need to develop your web site to provide more informational services. In view of the foregoing, we believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Please revise your registration statement appropriately to provide a more detailed plan of operations and milestones in your "Plan of Operations" section. In the alternative, revise to disclose the blank check nature of the company and your offering and to comply with the provisions of Rule 419.

2. Please consider the circumstances under which the company`s securities may be issued to management, promoters or their affiliates or associates, and amend or advise accordingly. We note the large amount of authorized but unissued common stock, which may be issued without further shareholder approval or notice.


Prospectus Cover Page

3. Please revise the prospectus cover page to state the offering period for the sale of the shares being offered. Also, if there is any potential extension in the offering period, this should be made clear.


4. It is suggested that the language in paragraph three (3) be revised to state that the shares are not listed and traded on any stock exchange. Please refer to Item 501(a)(4) of Regulation S-B in this regard.


5. Referring to the bold-face language in the penultimate paragraph, please revise and provide the standard language as set forth by Item
501(a)(7) of Regulation S-B.

Summary of Our Offering

Our Business, page 5

6. In the Business - Services section, please indicate specifically how, through what means, you will provide English to Chinese and Chinese to English translations.

Selected Financial Data, page 5

7. This information should be updated to the latest date practicable.


Risk Factors, page 6

8. We note the disclosure in the second (2nd) risk factor that
"our
ability to achieve and  maintain profitability and positive cash flow
is dependent upon the completion of this offering".   Elsewhere in
the filing we note the following disclosure "we will not receive any proceeds from the sale of shares of common stock in this offering. All proceeds from the sale of the shares of common stock will be received by the selling shareholders". Please revise and advise.

9. We note the statement in your fourth (4th) risk factor that you have "just initiated our operations." Inasmuch as the company has solely received funds from a private placement of stock, your further reference to "...we will have to cease operations" appears inappropriate and should be revised/deleted.

10. Referring to the seventh (7th) risk factor, it would appear that the company will have to hire an additional person(s) with specific experience in this type of service. Please revise.
11. We note risk factor #7 that Mr. Fahlberg does not have prior experience in the translation services. Please disclose the extent in which Mr. Fahlberg speaks Chinese.

Determination of Offering Price, page 8

12. Please provide more specificity regarding how the price was selected. The reference to "our board of directors" appears to mean one person, Mr. Fahlberg. Please clarify.

Plan of Distribution, page 9

13. In the second full paragraph, please make clear that there is no assurance of when if ever, the shares will become traded on the Bulletin Board or another exchange.

Business

General, page 12

14. Indicate the arrangements between the company and Mr. Fahlberg for providing office space. If this is an informal arrangement, this should be mentioned, or if there is an executed lease agreement, please so indicate and file the agreement as an exhibit to the registration statement.
15. Revise the second paragraph and the reference to "limited operations".

Services, page 12

16. We note the services the company intends to provide as outlined in the three paragraphs. Considering the fact that the company`s one employee has no experience in these areas, and this one employee will only devote a minimal amount of time to the company`s business please explain how these services will be provided.

Industry

17. Indicate whether or not the company has plans to join the ATA organization and whether it has made contact with it to provide help as contemplated.

18. The basis for the statements made in paragraph two should be made clear.

19. At the end of the third paragraph, please clarify the Ohio
University Department of Linguistics` qualifications regarding its knowledge and authority of the Chinese language.

Our Planned Operations, page 13

20. Clarify the basis for your initial statement or delete it.

21. State if the company has plans to purchase the translation memory software mentioned in the last paragraph and its cost.


Marketing, page 15

22. We note that the company has not conducted any market studies or surveys. Please briefly explain the proposed effectiveness of your
"marketing practices" without any background knowledge in that regard.

23. We note that the company intends to "promote our services on our website." Please clarify "[T]he website will not be used to generate revenues."

24. In a separate section, please address the company`s plans for its website in some detail. If one is in the development stage, please provide the website address and discuss the current status, costs to produce and maintain, etc.

Competition, page 16

25. The last paragraph is duplicative of one in another section.
Please delete.

Management`s Discussion and Analysis...

Plan of Operations, page 17

26. Revise the third paragraph to disclose an estimate of the amount the company plans to initially spend on its computer equipment and the establishment of its website.
27. We note in item 2. that you have "contacted an outside web designer to begin development of the website." Please provide more detail and the current status. If any agreement has been entered into, please identify the web designer, outline the material terms of the agreement and file the contract as an exhibit to the registration statement as required by Item 601 of Regulation S-B.

28. Please revise to accurately and consistently discuss the amount of proceeds the company will have to fund its operations for at least one year. For example, we note on page 16, "we raised $81,400 proceeds and net proceeds of $46,500" which amount will fund operations for one year. According to the Liquidity and Capital Reserves on page 17 we note "$81,400 was raised and we have spent $900.00. We believe that the money will last at least a year." Please advise and revise.

29. According to Part II Other Expenses of Issuance and Distribution, we note the total expense of $35,000.00. Please provide a footnote to the table to disclose if true that a portion of the expense has been paid. For example, Note #5 to the financial statements reflect that $15,000.00 for legal fees have been paid and the remaining $10,000.00 will be due when the registration statement is declared effective. In addition, please note the disclosure in the Certain Transactions section on page 25 that Mr. Fahlberg has advanced $18,565.00 to the company for expenses incurred in connection with our incorporation, accounting and auditing fees and preparation of this registration statement. Please revise the filing to disclose the amount of funds the company will require and amount of funds available for the next 12 months.

Liquidity and Capital Resources, page 18

30. Please update the dollar amount of total assets and liabilities to a more recent date.

Management, page 19

31. Please advise if Mr. John Fahlberg has been or is associated and in what capacity with "The Atlantis Group, LLC, in Durham, NC during the past five years.

Conflicts of Interest, page 20

32. Please expand the disclosure to identify the projects in which Mr. Fahlberg is involved and that may involve a potential conflict of interest.

Executive Compensation, page 21

33. We note that the company does not plan to pay Mr. Fahlberg
"until
we begin generating revenues." Please clarify whether there will be any minimum revenue level to be attained and any salary arrangements.

Selling Shareholders, page 23

34. Please clarify through a footnote the natural person, beneficial owner of the shares of J. Beck & Company.


35. We note that "all purchasers have a preexisting relationship with us." Please explain.
36. Please revise the list of selling shareholders in alphabetic order and provide the address for each.
37. We note that several of the selling security holders in this registration statement appear as selling security holders in LDG, Inc. another registration statement filed by Conrad Lysiak. Please explain the appearance of these individuals in this and other registration statements. For example, please explain how and by whom these selling security holders were identified and brought together in these transactions and describe the connections, relationships and arrangements between them. We may have further comments after reviewing your response.
38. Please provide a description of Mr. Lysiak`s role in connection with the formation of New Age Translation, Inc. and the initial offering(s) of all its securities. We may have further comments.

Reports, page 24

39. Please revise to provide the new address of the SEC`s Public
Reference Room.  That address is 100 F Street, N.E.,  Room 1580
Washington, D.C.  20549.

Certain Transactions, page 25

40. We note the disclosure in the second paragraph and also that in
Note 4 - "Related Party Transactions" to the financial statements. Please expand to add the disclosure from Note 4 and provide the current status of obtaining the "permanent office in the near future."

Recent Sales of Unregistered Securities, page 49

41. We note the reliance upon Rule 506 of the Securities Act of
1933
as an exemption from registration for issuance to 53 persons. Disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701 of Regulation
S-B.

42. In addition please explain the disclosure "all purchasers had a preexisting relationship with us".

Financial Statements

43. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.





General

44. Please update the information throughout the prospectus to the latest date practicable.

45. In the amendment to be filed, please insure that a red-lined copy of the amendment is filed on EDGAR as well as the correspondence, as required by Regulation S-T.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


 Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.



Sincerely,





John Reynolds

Assistant Director

Office of Emerging Growth Companies




CC:   Conrad C. Lysiak, Esq.
         Via fax  (509) 747-1770



















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